October 13, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:	Liz Packebush, Staff Attorney Daniel Morris, Legal Branch Chief
Re:	NioCorp Developments Ltd.
Post-Effective Amendment No. 1 to Form S-3 on Form S-1
Filed August 23, 2023
File No. 333-270542

Ladies and Gentlemen:

NioCorp Developments Ltd., a British Columbia, Canada corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated September 7, 2023 (the “Comment Letter”), with respect to the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1, filed August 23, 2023 (File No. 333-270542) (as amended, the “Existing Form S-1”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Existing Form S-1 (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this response letter correspond to page numbers in Amendment No. 1, unless otherwise noted. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed August 23, 2023

Incorporation of Documents By Reference, page iv

1.	We note that you incorporate information by reference into your prospectus. However, since you have not yet filed your Form 10-K for the fiscal year ended June 30, 2023, you

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 13, 2023

are not eligible to incorporate by reference. Refer to General Instruction VII.C to Form S-1. Please amend to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended June 30, 2023, and update this section accordingly.

Response:

We respectfully advise the Staff that the Company has filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “Annual Report”), which has been incorporated by reference into Amendment No. 1 pursuant to General Instruction VII.C to Form S-1. In response to the Staff’s comment, we have revised the disclosure under “Incorporation of Documents by Reference” on page iv of Amendment No. 1.

Risk Factors, page 6

2.	We note you have removed a risk factor that appeared in your registration statement at the time of effectiveness which discussed the risk that you may not have access to the full amount available to you under your equity line transaction. Please revise to reinsert this risk factor or provide your analysis as to why this no longer reflects a material risk.

Response:

We respectfully advise the Staff that the referenced risk factor has been added on pages 8-9 of Amendment No. 1.

General

3.	We note your financial information appears to be stale where it is as of a date more than 45 days after your year-end of June 30, 2023. In this regard we note that Rule 8-08(b) of Regulation S-X requires audited financial statements of the most recently completed year in view of the company having reported losses for the fiscal year ended 2022 and the likelihood, based on the nine-month period ended March 31, 2023, that the company will be reporting a loss during the most recently completed fiscal year. Please amend your filing to update your financial statements and related disclosures.

Response:

We respectfully advise the Staff that the Company has filed the Annual Report, which has been incorporated by reference into Amendment No. 1. The Annual Report includes the audited financial statements for the fiscal year ended June 30, 2023 that satisfy Rule 8-08(b) of Regulation S-X. In addition, Amendment No. 1 includes updated auditors’ consents filed as Exhibit 23.2 (Consent of BDO USA, P.C.) and Exhibit 23.3 (Consent of Marcum LLP),

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

October 13, 2023

respectively. In response to the Staff’s comment, we have revised the disclosure under “Incorporation of Documents by Reference” on page iv of Amendment No. 1.

* * * * *

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 720.940.7826.

Sincerely, /s/ Neal Shah Neal Shah Chief Financial Officer

cc: Andrew C. Thomas